Statement of Additional Information Supplement
John Hancock Financial Opportunities Fund
John Hancock Investors Trust
John Hancock Premium Dividend Fund
Supplement dated June 30, 2025 to the current Statement of Additional Information, as may be supplemented (the SAI)
Effective June 30, 2025, Paul Lorentz no longer serves as a non-independent Trustee of the investment companies listed above (each a “Trust”). Accordingly, all references to Mr. Lorentz as a current non-independent Trustee are removed from the SAI.
In addition, the Board of Trustees of each Trust has appointed Kristie Feinberg, who will continue to serve as each Trust’s President, as a non-independent Trustee effective June 30, 2025. Ms. Feinberg will stand for election in 2026. For John Hancock Financial Opportunities Fund and John Hancock Premium Dividend Income Fund, Ms. Feinberg is a member of a class of Trustees whose term will expire in 2026. As of April 30, 2025, the “John Hancock Fund Complex” consisted of 186 funds (including separate series of series mutual funds). Ms. Feinberg’s Principal Occupation(s) and Other Directorships are as follows:
Head of Retail, Manulife Investment Management (since 2025); Head of Wealth & Asset Management, U.S. and Europe, for John Hancock and Manulife (2023–2025); Director and Chairman, John Hancock Investment Management LLC (since 2023); Director and Chairman, John Hancock Variable Trust Advisers LLC (since 2023); Director and Chairman, John Hancock Investment Management Distributors LLC (since 2023); CFO and Global Head of Strategy, Manulife Investment Management (2021–2023, including prior positions); CFO Americas & Global Head of Treasury, Invesco, Ltd., Invesco US (2019–2020, including prior positions); Senior Vice President, Corporate Treasurer and Business Controller, Oppenheimer Funds (2001–2019, including prior positions); President (Chief Executive Officer and Principal Executive Officer) of various trusts within the John Hancock Fund Complex (since 2023, including prior positions).
Trustee of various trusts within the John Hancock Fund Complex (since 2025).
The section under the heading “Additional Information about the Trustees” is amended to include the following:
Kristie M. Feinberg — As President and CEO of John Hancock Investment Management and of various trusts within the John Hancock Fund Complex, and through prior leadership roles at Manulife Investment Management including Head of Wealth & Asset Management, U.S. and Europe and CFO and Global Head of Strategy, Ms. Feinberg brings deep expertise in financial services. Her strong background in finance, strategy, and leadership, along with a proven track record of expanding product offerings and distribution, enables her to provide strategic insight and management input to the Board.
You should read this supplement in conjunction with the SAI and retain it for your future reference.
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